

February 11, 2010

Mail Stop 4631

Via U.S. mail

Wayne Rodrigue
Chairman and Chief Executive Officer
Exousia Advanced Materials, Inc.
16533 Shady Lane
Channelview, TX 77530

Re: **Exousia Advanced Materials, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed on: January 15, 2010
       File No.: 000-51381

Dear Mr. Rodrigue:

       We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

      1. We note that the Authorized Share Amendment Proposal is related to the change in control transaction pursuant to which the Evergreen shareholders acquired voting control in the company. As such, we direct your attention to Note A of Schedule 14A which requires you to provide your stockholders with information related to such transaction in accordance with Item 14 of Schedule 14A of Regulation 14A. Please advise, and to the extent applicable, amend your filing to include all Item 14 information. We may have additional comments upon reviewing your response and/or the amended filing.

Reasons for the Amendment, page 8

2. We note disclosure at the end of the first paragraph that the board waived the provisions of Section 21.601 <u>et. seq.</u> of Texas Business Organization Code which provisions restrict certain transactions between a public company and shareholders who hold more than 20% of the stock of such public company. Please disclose the names of the shareholders that would have been affected by the application of Section 21.601, as well as any substantial interest, direct or indirect that your officers, directors or their affiliates may have had in the business combination transaction between you and Evergreen or one of its affiliates. See Item 5 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 13

3. Please revise your disclosure to provide the beneficial ownership information as the most recent practicable date.

Incorporation of Documents by Reference, page 15

4. We note that you incorporate by reference various Form 8-Ks. It is not readily apparent which items of Schedule 14A the information in these reports is covering. Please advise.

5. Please note that Note D of Schedule 14A requires that the proxy statement lists the documents, or portions thereof, which are incorporated by reference in the proxy statement. As such, please revise your disclosure to remove any implications of automatic forward incorporation of your reports into the proxy statement.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: F. Kyle Longhofer, Esq. (via facsimile @ 713-785-2091)